Exhibit 10.6



TEKELEC

AMENDED AND RESTATED
2003 STOCK OPTION PLAN
Restricted Stock Unit Award Agreement

Tekelec ("Tekelec" or the "Company") hereby grants to you a Restricted Stock Unit Award under the Tekelec Amended and Restated 2003 Stock Option Plan (the "Plan"), as set forth below.

Name:	**Franco Plastina**
Date of Grant:	**May 7, 2007**
Number of Restricted Stock Units:	**100,000**
Nature of Restricted Stock Units:	Each Restricted Stock Unit ("RSU") represents the right to receive one share ("Share") of Tekelec Common Stock to be issued and delivered at the end of any applicable vesting period, subject to the risk of cancellation as described in the Plan.
Vesting Schedule:	For purposes of the RSUs, the Compensation Committee of the Company's Board of Directors has established both an operating income-based objective and a revenue-based objective for the Company's fiscal year ending December 31, 2007 (the "2007 Fiscal Year"). These objectives are set forth in Supplemental Provisions incorporated herein by reference.

If the Company achieves the operating income-based objective for the 2007 Fiscal Year, the RSUs will become eligible for vesting as set forth below based on the extent to which the Company achieves the revenue-based objective for the 2007 Fiscal Year:

- if the Company achieves less than 80% of the revenue-based objective, the RSUs will be forfeited;

- if the Company achieves between 80% and 89.99% of the revenue-based objective, 80,000 RSUs will vest as set forth below;

- if the Company achieves between 90% and 99.99% of the revenue-based objective, 90,000 RSUs will vest as set forth below; and

- if the Company achieves 100% or more of the revenue-based objective, all 100,000 RSUs will vest as set forth below.

To the extent that any of the RSUs become eligible for vesting as provided above, the RSUs will vest over a four-year period, with 25% of the RSUs vesting on May 7, 2008 and the remaining 75% of the RSUs vesting in three equal installments on May 7, 2009, May 7, 2010 and May 7, 2011, provided that with respect to each such vesting of an installment you remain an employee of the Company (or any of its affiliates) from the RSU grant date through such vesting date.

Forfeiture:	If you cease to serve as an Employee for any reason, any RSUs which are not vested as of the date of such termination shall not vest and shall automatically be cancelled and forfeited for no value and without any issuance of Shares.
Taxes:	Payment of the applicable taxes in connection with the vesting of RSUs must be made by check or a Cashless Exercise (see Section 4(c) of Restricted Stock Unit Terms and Conditions attached hereto).

This Restricted Stock Unit Award Agreement consists of this document and the Restricted Stock Unit Terms and Conditions attached hereto. By signing below, you accept the grant of this Restricted Stock Unit Award and agree that this Restricted Stock Unit Award is subject in all respects to the terms and conditions of the Plan. Copies of the Plan and a Prospectus containing information concerning the Plan are available on Tekelec's internal website at Teksource.

You further acknowledge and agree that (i) you have carefully reviewed this Restricted Stock Unit Award Agreement (including the Restricted Stock Unit Terms and Conditions attached hereto) and the Plan and (ii) this Restricted Stock Unit Award Agreement and the Plan set forth the entire understanding between you and the Company regarding this Restricted Stock Unit Award and supersede all prior or contemporaneous oral and written agreements with respect thereto.

IN WITNESS WHEREOF, this Restricted Stock Unit Award Agreement has been executed effective as of May 7, 2007.

TEKELEC

By: /s/ WILLIAM H. EVERETT
   William H. Everett
   Executive Vice President
   and Chief Financial Officer

Participant:

   /s/ FRANCO PLASTINA
Franco Plastina

TEKELEC AMENDED AND RESTATED
2003 STOCK OPTION PLAN
Restricted Stock Unit Award Agreement - Restricted Stock Unit Terms and Conditions

The following Restricted Stock Unit Terms and Conditions apply to the Restricted Stock Unit Award granted by Tekelec ("Tekelec" or the "Company") to the Participant whose name appears on the Restricted Stock Unit Award Agreement cover page to which these Restricted Stock Unit Terms and Conditions are attached.

1.   **Amended and Restated 2003 Stock Option Plan**. This Restricted Stock Unit Award is in all respects subject to the terms, definitions and provisions of the Tekelec Amended and Restated 2003 Stock Option Plan (the "Plan") adopted by the Company and incorporated herein by reference. Capitalized terms defined in the Plan but not defined in this Restricted Stock Unit Award Agreement shall have the meanings given to them in the Plan.

2.   **Vesting of Restricted Stock Units Awards.**

    (a)   Upon each vesting date for the Restricted Stock Unit Award (each, a "Vesting Date"), one share of Tekelec Common Stock shall be issuable for each Restricted Stock Unit that vests on such date, subject to the terms and provision of the Plan and this Restricted Stock Unit Award Agreement. Following vesting, the Company will issue and transfer such Shares to the Participant as soon as administratively feasible following satisfaction of any required withholding tax obligations as provided in Section 4 below. Notwithstanding anything to the contrary set forth herein, but subject to Section 3 below, delivery of Shares pursuant to a Restricted Stock Unit Award shall be made no later than 2-1/2 months after the close of Tekelec's first taxable year in which such Shares are no longer subject to a risk of forfeiture (within the meaning of Section 409A of the Code).

    (b)   To the extent the Restricted Stock Units vest and Shares are issued and delivered to the Participant, such Shares will be free of the terms and conditions of this Restricted Stock Unit Award Agreement.

    (c)   No rights of a shareholder shall exist with respect to the Restricted Stock Units as a result of the mere grant of the Restricted Stock Units. Such rights shall exist only after issuance of the Shares following the applicable Vesting Date.

3.   **Delivery of Shares upon Vesting of Restricted Stock Units.** Restricted Stock Units (if not previously forfeited) will automatically be settled on or about the Vesting Date or Vesting Dates set forth on the cover page of this Restricted Stock Unit Award Agreement. The Company may make delivery of Shares upon vesting of Restricted Stock Units either by (i) delivering one or more stock certificates representing such Shares to the Participant, registered in the name of the Participant, or (ii) depositing such Shares into an account maintained for the Participant and established in connection with any Company plan or arrangement providing for investment in Common Stock of the Company, including without limitation any on-line securities account maintained by the Participant with E*Trade Securities LLC ("E*Trade") as an employee of Tekelec. All certificates for Shares and all Shares shall be subject to such stop transfer orders and other restrictions as the Company may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange or quotation system upon which the Shares are then listed or quoted, and any applicable Federal or state securities law, and the Company may cause a legend or legends to be put on any such certificates (or other appropriate restrictions and/or notations to be associated with any accounts in which such Shares are held) to make appropriate reference to such restrictions.

4.   **Taxes.**

    (a)   **Responsibility of the Participant.** The Participant is responsible for any taxes required to be withheld under Federal, state or local law in connection with: (i) the vesting of the Restricted Stock

Unit Award and the issuance and delivery of Shares to the Participant, or (iii) any other event occurring pursuant to this Restricted Stock Unit Award Agreement or the Plan (collectively, "Taxes").

(b)   **Payment in Cash.** The Participant may elect to pay to the Company an amount sufficient to cover such Taxes by delivering to the Company a check or by such other means as the Company may establish or permit.

(c)   **Cashless Exercise.** Subject to the Participant's compliance with the company's policy on Insider Trading and Tipping (as in effect from time to time), the Participant may elect to pay the Company his or her obligations for the payment of such Taxes through a special sale and remittance procedure commonly referred to as a "cashless exercise" or "sell to cover" transaction pursuant to which the Participant (or any other person(s) entitled to receive the Shares upon vesting) shall concurrently provide irrevocable written instructions:

    (i)   to E*Trade (through the Participant's on-line account) to effect the immediate sale of a sufficient number of the Shares acquired upon the vesting of the Shares to enable E*Trade to remit, out of the sales proceeds available upon the settlement date, sufficient funds to Tekelec to cover all applicable federal, state and local income and employment taxes required to be withheld by Tekelec by reason of such vesting and/or sale; and

    (ii)   to Tekelec to deliver any certificate(s) or other evidence of ownership for such sold Shares directly to E*Trade in order to complete the sale transaction.

(d)   **Payment by Withholding of Shares.** In the Company's sole discretion and in the lieu of Participant's election under Section 4(c), the Company may elect to retain that number of whole Shares which would otherwise be deliverable in connection with the Restricted Stock Unit Award upon vesting and which have a Fair Market Value sufficient to satisfy the amount of the Taxes required to be withheld. "Fair Market Value" for this purpose shall be as determined in the Plan as of the last trading day before the applicable Vesting Date.

(e)   **Company Rights.** Any election pursuant to this Section 4 above shall be made in writing on such form or electronically in such manner (including through a Participant's on-line E*Trade account) as shall be prescribed by the Company for such purpose. The Company also reserves the right to withhold Taxes, in accordance with any applicable law, from (i) any compensation or other amounts payable to the Participant and/or (ii) the Shares otherwise issuable to the Participant.

5.   **Termination of Employment.** If the Participant ceases to serve as an Employee for any reason and thereby terminates his or her Continuous Status as an Employee, the Participant's Restricted Stock Units which are not vested as of the date of such termination shall not vest and shall automatically be cancelled and forfeited for no value and without any issuance of Shares.

6.   **Nontransferability of Restricted Stock Units.** This Restricted Stock Unit Award may not be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner either voluntarily or involuntarily by operation of law, other than transfers between spouses incident to a divorce. Subject to the foregoing and the terms of the Plan, the terms of this Restricted Stock Unit Award shall be binding upon the executors, administrators, heirs, successors and assigns of the Participant. The Shares issued upon vesting of the Restricted Stock Unit Award will not be subject to restrictions on transfer under this Section 6.

7.   **No Dividend Equivalents.** The Participant shall not be entitled to receive, currently or on a deferred basis, any payments (i.e., "dividend equivalents") equivalent to cash, stock or other property paid by the Company as dividends on the Company's Common Stock prior to the vesting of the Restricted Stock Units.

8. **No Right of Employment.** Neither the Plan nor this Restricted Stock Unit Award shall confer upon the Participant any right to continue in the employment of the Company or limit in any respect the right of the Company to discharge the Participant at any time, with or without cause and with or without notice.

9. **Miscellaneous.**

    (a) **Successors and Assigns.** This Restricted Stock Unit Award Agreement shall bind and inure only to the benefit of the parties to this Restricted Stock Unit Award Agreement (the "Parties") and their respective permitted successors and assigns.

    (b) **No Third-Party Beneficiaries**. Nothing in this Restricted Stock Unit Award Agreement is intended to confer any rights or remedies on any persons other than the Parties and their respective permitted successors or assigns. Nothing in this Restricted Stock Unit Award Agreement is intended to relieve or discharge the obligation or liability of third persons to any Party. No provision of this Restricted Stock Unit Award Agreement shall give any third person any right of subrogation or action over or against any Party.

    (c) **Amendments**.

        (i) The Committee reserves the right to amend the terms and provisions of this Restricted Stock Unit Award without the Participant's consent to comply with any Federal or state securities law.

        (ii) Except as specifically provided in subsection (i) above, this Restricted Stock Unit Award Agreement shall not be changed or modified, in whole or in part, except by supplemental agreement signed by the Parties. Either Party may waive compliance by the other Party with any of the covenants or conditions of this Restricted Stock Unit Award Agreement, but no waiver shall be binding unless executed in writing by the Party making the waiver. No waiver or any provision of this Restricted Stock Unit Award Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. Any consent under this Restricted Stock Unit Award Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

    (d) **Governing Law.** To the extent that Federal laws do not otherwise control, the Plan and all determinations made or actions taken pursuant hereto shall be governed by the laws of the state of California, without regard to the conflict of laws rules thereof.

    (e) **Severability.** If any provision of this Restricted Stock Unit Award Agreement or the application of such provision to any person or circumstances is held invalid or unenforceable, the remainder of this Restricted Stock Unit Award Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby.

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